1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	August 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC July 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Aug. 10, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for July 2022: On a consolidated basis, revenue for July 2022 was approximately NT$186.76 billion, an increase of 6.2 percent from June 2022 and an increase of 49.9 percent from July 2021. Revenue for January through July 2022 totaled NT$1,211.98 billion, an increase of 41.1 percent compared to the same period in 2021.

TSMC July Revenue Report (Consolidated):

(Unit:NT$ million)
Period	July 2022	June 2022	M-o-M Increase (Decrease) %	July 2021	Y-o-Y Increase (Decrease) %	January to July 2022	January to July 2021	Y-o-Y Increase (Decrease) %
Net Revenue	186,763	175,874	6.2	124,558	49.9	1,211,979	859,113	41.1

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Jul.	Net Revenue	186,762,689	124,557,799
	Jan. ~ Jul.	Net Revenue	1,211,979,370	859,113,151

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		81,381,245	38,923,400
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		624,088,298	2,492,072
	TSMC**			224,610,000
	TSMC***			240,554,914
	TSMC Japan Ltd.****		317,542	298,188

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	149,386,202
	Mark to Market Profit/Loss	(495,606)
	Unrealized Profit/Loss	(4,414)
Expired Contracts	Notional Amount	650,431,559
	Realized Profit/Loss	(6,967,219)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	30,498,175
	Mark to Market Profit/Loss	(23,100)
	Unrealized Profit/Loss	5,920
Expired Contracts	Notional Amount	189,219,868
	Realized Profit/Loss	(1,904,480)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	6,682,411
	Mark to Market Profit/Loss	27,827
	Unrealized Profit/Loss	38,646
Expired Contracts	Notional Amount	72,075,931
	Realized Profit/Loss	(460,477)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,509,642
	Mark to Market Profit/Loss	(6,933)
	Unrealized Profit/Loss	(1,846)
Expired Contracts	Notional Amount	8,169,814
	Realized Profit/Loss	138,545
Equity price linked product (Y/N)		N

Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	2,980,430
	Realized Profit/Loss	22,084
Equity price linked product (Y/N)		N

‧TSMC Arizona
Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(24,270)
Expired Contracts	Notional Amount	27,877,770
	Realized Profit/Loss	1,380,966
Equity price linked product (Y/N)		N